07026415

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

22nd August 2007

SEC MAIL PROCESSING RECEIVED AUG 29 2007 WASH. D.C. 186 SECTION

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390
2007 Interim Report

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose a copy of the 2007 Interim Report of the Company for your record.

Please note that 10 copies of the 2007 Interim Report will be sent to Ms. Judy Kang of The Bank of New York.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/o, by fax: 001-1-212-571-3050)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

dlw 9/17

CATHAY PACIFIC

Cathay Pacific Airways Limited

2007 Interim Report


B-HOP
B-HSI
SWIRE

SWIRE

Stock code: 00293


Hong Kong
— Cathay Pacific
— Cathay Pacific Freighter
— Dragonair
— Air Hong Kong

CONTENTS

CORPORATE INFORMATION

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong

Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is *www.cathaypacific.com*

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled passenger and cargo services to 104 destinations in 35 countries and territories.

The Company was founded in Hong Kong in 1946 and remains committed to its home base, making substantial investments to develop Hong Kong as one of the world's leading global transportation hubs. In addition to our fleet of 105 wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies together with our corporate headquarters, Cathay Pacific City, at Hong Kong International Airport.

In September 2006, Hong Kong Dragon Airlines Limited ("Dragonair") became a wholly owned subsidiary of Cathay Pacific, while Cathay Pacific and Air China Limited ("Air China") increased their cross-shareholdings to form a closer partnership. Cathay Pacific is also the major shareholder in AHK Air Hong Kong Limited ("AHK"), an all-cargo carrier offering scheduled services in the Asian region.

Cathay Pacific and its subsidiaries employ more than 18,700 people in Hong Kong. The airline is listed on The Stock Exchange of Hong Kong Limited as is Swire Pacific Limited ("Swire Pacific"), the airline's largest single shareholder.

We are a founding member of the **one**world global alliance whose combined network serves some 700 destinations worldwide. Dragonair will become an affiliate member of **one**world in late 2007.

Financial and Operating Highlights

GROUP FINANCIAL STATISTICS

		2007	2006	
		Six months ended 30th June		Change
Results				
Turnover	HK$ million	**34,631**	27,086	**+27.9%**
Profit attributable to Cathay Pacific shareholders	HK$ million	**2,581**	1,668	**+54.7%**
Earnings per share	HK cents	**65.6**	49.3	**+33.1%**
Dividend per share	HK cents	**25.0**	20.0	**+25.0%**
Profit margin	%	**8.9**	7.3	**+1.6%pt**
		30th June	31st December (restated)	
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	HK$ million	**46,745**	45,411	**+2.9%**
Net borrowings	HK$ million	**14,643**	16,348	**-10.4%**
Shareholders' funds per share	HK$	**11.9**	11.5	**+3.5%**
Net debt/equity ratio	Times	**0.31**	0.36	**-0.05 times**

OPERATING STATISTICS

		Six months ended 30th June			
		Cathay Pacific and Dragonair	Cathay Pacific		
		2007	2007	2006	Change
Available tonne kilometres ("ATK")	Million	**10,975**	**10,026**	9,126	**+9.9%**
Passengers carried	'000	**10,960**	**8,474**	8,144	**+4.1%**
Passenger load factor	%	**78.1**	**79.6**	79.1	**+0.5%pt**
Passenger yield	HK cents	**53.7**	**50.8**	45.8	**+10.9%**
Cargo carried	'000 tonnes	**758**	**623**	573	**+8.7%**
Cargo and mail load factor	%	**65.3**	**66.3**	67.7	**-1.4%pt**
Cargo and mail yield	HK$	**1.63**	**1.55**	1.69	**-8.3%**
Cost per ATK	HK$	**2.30**	**2.17**	2.19	**-0.9%**
Cost per ATK without fuel	HK$	**1.69**	**1.57**	1.56	**+0.6%**
Aircraft utilisation	Hours per day	**11.7**	**12.7**	12.7	**-**
On-time performance	%	**84.8**	**88.5**	87.7	**+0.8%pt**

Chairman's Letter

The Cathay Pacific Group reported a record interim result with a profit attributable to shareholders of HK$2,581 million for the first six months of 2007, compared to a profit of HK$1,668 million for the same period last year. Earnings per share rose 33.1% to HK65.6 cents. Turnover climbed 27.9% to HK$34,631 million.

Passenger demand continued to be strong during the first half of 2007 and this was the main driver behind the 54.7% rise in interim profit. The cargo market was generally weak throughout the period. Fuel prices recently edged back up and as a result the average into plane fuel price for the first half was US$82.8 per barrel, down only 1.4% against the corresponding period last year. Fuel surcharges helped to offset the additional spend on fuel.

This interim result is the first six-month report to include full figures from Dragonair, which became a wholly owned subsidiary of Cathay Pacific on 28th September 2006.

Cathay Pacific carried 8.5 million passengers in the first six months, a rise of 4.1%. This compares to a 2.9% rise in capacity for the same period. The rise in earnings was mainly a result of a 10.9% rise in passenger yield to HK50.8 cents, driven largely by strong demand from first and business class passengers and the introduction of a new revenue management system. Cathay Pacific and Dragonair combined carried 11 million passengers in the first half, with a load factor of 78.1% and a yield of HK53.7 cents.

A slow-down in demand and increased competition lowered the growth of our cargo business. Cathay Pacific's cargo load factor dropped by 1.4 percentage points to 66.3% while yield was down by 8.3% to HK$1.55. For Cathay Pacific and Dragonair combined, total tonnage was 757,575 tonnes while load factor and yield were 65.3% and HK$1.63.

The Cathay Pacific Group expects the current cargo downturn to be short-lived and remains confident in the future of the airfreight industry in Hong Kong. We have more freighters on order, including six new Boeing 747-400ERFs, Extended Range Freighters, commencing delivery in May 2008. Importantly, we have submitted a formal bid for the third cargo terminal at Hong Kong International Airport which we believe is crucial to Hong Kong's future competitiveness as an airfreight hub.

The second half of 2007 will be an important one for the Cathay Pacific Group. Work will continue to build on the good work that has already been done to realise the synergies presented by the Dragonair acquisition. In the first half of 2007 we strengthened a number

of services across the Dragonair network and added one new destination, Busan in South Korea. We will also continue to develop our partnership with Air China.

In terms of our inflight offering we are excited to have launched our new long haul product. The product, which we believe is one of the most innovative in the air, will be featured on 15 of our long haul aircraft by the end of 2007. Another exciting development is the arrival of our new fleet of Boeing 777-300ER, Extended Range, passenger aircraft. The first arrives in September and we will have five in the air by year-end, giving us the opportunity to enhance our long haul services. Extra flights have already been announced for destinations such as Adelaide, Melbourne, New York, Perth, San Francisco and Vancouver. The Boeing 777-300ER will become the backbone of our long haul fleet and we recently took up options for another five, to be delivered in 2011. This takes our total order to 23 aircraft.

The second half results should benefit from the additional capacity, although higher fuel prices would have a negative effect.

Cathay Pacific is the subject of anti-trust investigations by competition authorities in various jurisdictions and is cooperating fully with the relevant authorities. Given the uncertainties surrounding these issues no reliable estimate of any potential liability can be made at this time by Cathay Pacific. Accordingly the matter is disclosed as a contingent liability in note 16(e) to the accounts.

The Cathay Pacific Group remains in good health and our continued expansion highlights the confidence in our own future and that of Hong Kong. Our commitment to product and service excellence remains unchanged as does our commitment to further strengthening Hong Kong's position as a leading international passenger and airfreight hub and gateway to Mainland China.

Christopher Pratt
Chairman
Hong Kong, 8th August 2007

2007 Interim Review

The overall business picture was positive in the first six months of 2007, despite continued high fuel prices and weakened cargo demand. Cathay Pacific continued to build on its recent integration with Dragonair, bringing significant benefits for passengers through new destinations, additional flights and improved connection times. The integration of Dragonair together with our enhanced partnership with Air China confirms our commitment to further strengthen Hong Kong's position as a leading international aviation hub.

CATHAY PACIFIC

Award winning products and services

- In May, the first aircraft fitted with Cathay Pacific's innovative new long haul product entered service. For the first time we are equipping our long haul aircraft with new first, business and economy class cabins at the same time with a product that we believe will help us retain our competitive edge in key long haul markets. A total of 67 aircraft will be fitted with the new cabins, with the rollout being completed in mid-2010. 15 aircraft will be flying with the new product by the end of 2007.

- For the third consecutive year, travel retail publisher Raven Fox named Cathay Pacific as "Best Inflight Travel Retailer in Asia Pacific".

- A television commercial produced for our 60th anniversary year, "My Brother and Me", was named as one of Hong Kong's top television adverts of 2006 in the 13th Annual Most Popular TV Commercial Awards.

- *Reader's Digest* named Cathay Pacific a "Platinum Trusted Brand" in Hong Kong and a "Gold Trusted Brand" in the airline category in Asia.

- We were named "Best Transpacific Airline" at the OAG Airline of the Year Awards in London. We also received the "Best Cargo Carrier – Asia" honour from *Cargonews Asia* and an "Award for Excellence" at *Air Cargo World's* Air Cargo Excellence Awards.

- We won the "Airline Business Strategy Award for Finance", in recognition of the shareholding realignment under which Dragonair became a wholly owned subsidiary of Cathay Pacific and Cathay Pacific and Air China increased their cross shareholdings.

Hub development

- We worked to further improve connections between Cathay Pacific's global network and Dragonair's Mainland China and regional network for the benefit of passengers and the Hong Kong hub. Busan was added to the Dragonair network while additional services were added to a number of the carrier's destinations. We are now seeing more passengers connecting between the two carriers, especially to and from Mainland China.

- We have been working closely with our strategic partner Air China on a number of initiatives that will further the development of both Hong Kong and Beijing as key aviation hubs.

- We have submitted a formal bid to build and operate the third cargo terminal at Hong Kong International Airport ("HKIA"). We believe a third terminal, operated by Cathay Pacific, is vital for the future competitiveness of Hong Kong as a strategic airfreight hub.

- We increased the number of flights to Paris from daily to 10 a week to match increasing demand on one of our key European routes.
- Additional flights were operated to Cebu in April and May to meet seasonal demand, while three flights a week were added on the Vancouver route from July.
- At the end of July we announced additional services to Adelaide, Melbourne, New York, Perth and San Francisco, effective from October and November, that will provide passengers with even more travel choices.

The growing fleet

- Three more Boeing 747-400BCFs, Boeing Converted Freighters, joined our freighter fleet in the first half.
- Two new Airbus A330-300s aircraft will join the fleet in August, both fitted with our new long haul cabins.
- Preparations are well underway for the introduction of our new fleet of Boeing 777-300ER aircraft. We recently exercised purchase rights in respect of another five taking the total of firm orders to 23, which will significantly enhance our ultra long haul offering. The first arrives in September this year and we will have five in service by the end of 2007.
- We also have six Boeing 747-400ERFs on firm order with delivery commencing in May 2008.

Pioneer in technology

- Cathay Pacific has been chosen for International Air Transport Association's ("IATA") e-freight project, which started on 1st January this year. The initiative is essential in order to make our freight-carrier operation more efficient and cost effective.
- We are on schedule to meet the requirements of IATA's e-ticketing initiative that calls for airlines to offer 100% paper free ticketing by May 2008. Currently 77% of tickets issued by Cathay Pacific are e-tickets.
- A new mobile website, *www.mobile.cathaypacific.com*, connects users of mobile devices such as phones, pocket PCs and PDAs to a range of useful travel information.

Partnerships

- The **one**world alliance, of which we are a founder member, grew to 10 full members in April with the addition of Japan Airlines, Malev Hungarian Airlines and Royal Jordanian Airlines.
- At the same time, Irish carrier Aer Lingus, another founder member of **one**world, left the alliance.
- Dragonair will join **one**world as an affiliate member later in 2007 significantly enhancing the alliance's reach into Mainland China.

Environment

- In March, Cathay Pacific established itself as an environmental leader in Asia Pacific aviation by announcing plans to develop a carbon offset scheme. We will offset emissions attributable to staff duty travel backdated to 1st January 2007 and we are also in the process of developing a user-friendly mechanism for passengers who wish to opt for the offset scheme. This will be implemented in the latter half of 2007.

- We are now working to find a suitable carbon-reduction project in the Pearl River Delta area in which we can invest. This ties in with our commitment as a signatory to the Hong Kong Clean Air Charter.

- We were the official carrier for the Greener Skies Forum in Hong Kong in March, held to develop an industry-wide response to the issue of carbon emissions and climate change.

- We have developed a formal climate change position that is based on three key principles: maximising fuel efficiency and reducing fuel wastage; addressing the inefficiencies of air traffic management; and acknowledging the role of economic instruments such as emissions trading.

Contribution to the community

- In June we published our first-ever Corporate Social Responsibility ("CSR") Report to highlight our commitment to being open, honest and transparent in meeting the concerns of our stakeholders and the wider community. The main focus of the report is on environmental concerns but it also addresses areas such as health and safety, human resources, community initiatives and procurement.

- In March we announced that we will be a Diamond Partner in support of the East Asian Games when the event is staged in Hong Kong in 2009.

- We continued our support for the Life Education Activity Programme ("LEAP"), which teaches young people about the dangers of drug abuse and promotes healthy lifestyles. The programme commissioned its sixth mobile classroom in March to take the message out to even more schools in Hong Kong.

- We helped to stage important events that boost Hong Kong as a tourist destination, including the International Chinese New Year Night Parade in February and the Hong Kong Rugby Sevens in March. Cathay Pacific will be back as sponsor of the Hong Kong International Races in December.

- To help celebrate the 10th anniversary of the Hong Kong Special Administrative Region ("HKSAR") we will give away 1,000 tickets in the global "100 Reasons We Love Hong Kong" campaign. We also marked the HKSAR's recent birthday by placing the anniversary logo on three of our aircraft.

Commitment to staff

- Cathay Pacific and its subsidiaries now employ more than 25,300 people worldwide. The airline itself employs more than 11,400 staff in Hong Kong including 2,200 pilots and almost 7,000 cabin crew. The Cathay Pacific Group remains one of Hong Kong's biggest employers.

- We continued to recruit staff in the first six months, hiring 348 cabin crew and 116 pilots. Recruitment will continue throughout 2007 with plans to add a further 135 pilots and 624 cabin crew.

- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both the individuals and the Company.

DRAGONAIR

Award winning products and services

- Dragonair opened its centralised reservation hotline for Mainland China in May with the aim of providing a streamlined and more convenient service for passengers.

- We opened newly designed reservations and ticketing offices in Beijing, Nanjing, Sanya, Xiamen and Xian.

- The Marco Polo Club replaced The Elite as Dragonair's loyalty programme with effect from 1st January 2007, offering more choices and privileges for our most important customers.

- The quality of our inflight catering was acknowledged with a Silver award in the Food and Beverage category of the 2006 Mercury Awards, run by the International Travel Catering Association. The award was for our Chinese "Memories of Warmth and Comfort" cuisine in first class.

Hub development

- Dragonair has worked closely with Cathay Pacific to improve connections between the two carriers' networks, bringing benefits to passengers and to the Hong Kong hub.

- We added one new destination, Busan – the first Dragonair destination in South Korea – in January. The service started with three flights a week but moved to daily from 1st July.

- We have strengthened services to a number of destinations, aiming to provide at least a daily service on most routes. Kaohsiung moved from four to five flights a day, Kota Kinabalu became a daily service, flights to Fuzhou doubled to 14 a week and both Chongqing and Xian became daily services.

The growing fleet

- In February our freighter fleet grew to six with the arrival of our second Boeing 747-400BCF. One more Boeing 747-400BCF will be delivered in August 2007 with another two to be delivered in 2008.

- We now have 30 aircraft in our passenger fleet – 14 Airbus A330-300s, six Airbus A321-200s and 10 Airbus A320-200s.

Pioneer in technology

- Dragonair relaunched its website in April with a brand new design and a range of new features including online booking for flights out of Hong Kong and selected Mainland destinations and the introduction of the NotiFLY flight paging system.

- The airline also launched its own cargo website with detailed information on products and services and online tools for customers.
- *www.KAagents.com*, designed to help agents sell Dragonair more effectively, was extended to Hong Kong in January. It was launched in Mainland China late last year.

Partnerships

- Work has begun for Dragonair's entry into **one**world as an affiliate member later this year. As an affiliate, Dragonair will offer the alliance's full range of services and benefits and will give **one**world unprecedented access to new destinations within Mainland China.

Environment

- Dragonair will, by the end of 2007, align its environmental initiatives with those of Cathay Pacific and will work to meet all the environmental criteria laid down for **one**world new joiners.
- Dragonair will sit on Cathay Pacific's corporate social responsibility steering group and its environmental activities will be incorporated into the 2007 CSR Report.

Contribution to the community

- We continue to support the work of The Nature Conservancy in China's Yunnan province. More than HK$5 million has been raised through inflight collections on Dragonair flights.
- Dragonair staff supported the 2007 Hong Kong Walk for Millions in January, raising funds for the Community Chest.
- We continued our support for the Hong Kong Arts Festival in 2007, sponsoring travel arrangements for a number of key performers from Mainland China.
- In June we transported priceless art treasures from Beijing for an exhibition held to mark the 10th anniversary of the establishment of the HKSAR.
- We continue to encourage the growth of an aviation culture in Hong Kong through the Dragonair Aviation Certificate Programme, run in conjunction with the Hong Kong Air Cadet Corps. The programme was launched in 2006 and is again running this summer.

Commitment to staff

- Dragonair is continuing to recruit staff in 2007, aiming to add 370 more cabin crew to increase their total number to more than 1,200. We also plan to recruit 90 pilots this year.
- We recruited our first ever Korean cabin crew following the launch of the Busan route. The 31 cabin crew were hired in South Korea and are based in Hong Kong.

AIR HONG KONG

- The all-cargo carrier now operates a fleet of eight Airbus A300-600F freighters.
- In May, AHK expanded its overnight express cargo network to Shanghai. Together with Bangkok, Nagoya, Osaka, Penang, Seoul, Singapore, Taipei and Tokyo, the carrier is now serving nine Asian cities.

FLEET PROFILE

	Number as at 30th June 2007				Firm orders				Expiry of operating leases					
		Leased												
Aircraft type	Owned	Finance	Operating	Total	'07	'08	'09 and beyond	Total	'08	'09	'10	'11	'12 and beyond	Purchase rights
Aircraft operated by Cathay Pacific:														
A330-300	8	16	3	**27**	2	3[(a)]		**5**				3		
A340-300	1	10	4	**15**								4		
A340-600			3	**3**					3					
747-400	18		6	**24**[(b)]									6	
747-200F	4	3		**7**										
747-400F	2	4		**6**										
747-400BCF	5	1		**6**[(c)]			1[(d)]	**1**						
747-400ERF						3	3	**6**						
777-200	1	4		**5**										
777-300	2	10		**12**										
777-300ER					5[(e)]	5[(e)]	13	**23**						20[(f)]
Total	41	48	16	105	7	11	17	35	3			7	6	20
Aircraft operated by Dragonair:														
A320	3	2	5	**10**						1	1	3		
A321	2		4	**6**							2	2		
A330	2	3	11	**16**[(g)]					1	1	1	2	6	
747-200F	1			**1**										
747-300SF	3			**3**										
747-400BCF	2			**2**	1	2		**3**						
Total	13	5	20	38	1	2		3	1	2	4	7	6	
Aircraft operated by AHK:														
A300-600F	2	6		**8**										
Grand total	**56**	**59**	**36**	**151**	**8**	**13**	**17**	**38**	**4**	**2**	**4**	**14**	**12**	**20**

(a) Aircraft on 7.5 year operating leases.
(b) Two aircraft under reconfiguration and one aircraft to be converted to a 747-400BCF in 2008.
(c) One aircraft under reconfiguration.
(d) Aircraft on 9 year operating lease.
(e) Two aircraft on 10 year operating leases.
(f) Purchase rights for aircraft delivered by 2017.
(g) Two aircraft leased out to Air China.

Review of Operations

PASSENGER SERVICES

Available seat kilometres ("ASK"), load factor and yield by region for Cathay Pacific and Dragonair:

	ASK (million)				Load factor (%)				Yield	
	2007	2006	Change	Change*	2007	2006	Change	Change*	Change	Change*
South West Pacific and South Africa	7,168	7,096	+1.0%	+1.0%	80.7	77.9	+2.8%pt	+2.8%pt	+14.4%	+14.4%
South East Asia and Middle East	9,566	8,991	+6.4%	+2.0%	76.4	74.9	+1.5%pt	+1.8%pt	+9.6%	+9.1%
Europe	9,622	9,108	+5.6%	+5.6%	81.4	83.2	-1.8%pt	-1.8%pt	+14.7%	+14.7%
North Asia	11,622	6,822	+70.4%	-0.3%	68.4	70.0	-1.6%pt	–	+10.0%	+2.9%
North America	11,858	11,797	+0.5%	+0.5%	84.9	84.9	–	–	+13.6%	+13.6%
Overall	49,836	43,814	+13.7%	+1.6%	78.1	79.1	-1.0%pt	+0.4%pt	+17.2%	+9.4%

* Includes Dragonair January to June 2006 figures for comparison.

Cathay Pacific

- We carried a total of 8.5 million passengers, an increase of 4.1% over the same period last year.
- Passenger yield rose 10.9% to HK50.8 cents, helped by strong demand from business class travellers (particularly on long haul routes), the appreciation of a number of key currencies and better inventory control.
- Demand from premium travellers continued strong, buoyed by the positive business sentiment in Hong Kong. Yields in economy class grew over the same period last year despite increasing competition.
- We added three more flights a week on the Paris and Vancouver routes and mounted extra services to Cebu and Frankfurt.
- North Asia was the weakest region in the first half. Jeju in South Korea is growing as a cross-Strait hub and taking China traffic from Hong Kong and Macau.
- The Southeast Asia market was generally buoyant, though demand was down to and from Thailand, in part due to continued political uncertainty, and yields fell in the Philippines due to increased competition.
- We suspended services to Colombo in late April for security reasons. We continue to review the situation in the hope of being able to recommence flights.
- Business to North America was strong throughout the first six months of 2007, with high loads and high yields.
- Demand on South Pacific routes remained strong and Australia will get further capacity in the second half of 2007.

Dragonair

- The average load factor for the first six months of 2007 was 64.7%. Yield improved despite increased competition on key routes.
- The number of passenger destinations served increased to 30 in January with the addition of Busan in South Korea.
- We increased services to secondary destinations in the region and in Mainland China. Extra flights were added to more than 10 routes and only four destinations now have less than a daily service.
- Demand to the key Mainland routes of Beijing and Shanghai remained strong and other Mainland China routes generally performed well.
- Demand on the Taiwan route is below capacity growth.

- Load factors fell on the Dhaka route following the implementation of visa restrictions in Hong Kong for travellers from Bangladesh. Cargo helped to keep the route viable.
- In Southeast Asia the increased capacity to Kota Kinabalu has yet to be matched by increased demand.

CARGO SERVICES

	ATK (million)				Load factor (%)				Yield	
	2007	2006	Change	Change*	2007	2006	Change	Change*	Change	Change*
Cathay Pacific and Dragonair	6,236	4,959	+25.8%	+4.6%	65.3	67.7	-2.4%pt	-3.1%pt	-3.6%	-5.8%

* Includes Dragonair January to June 2006 figures for comparison.

Cathay Pacific

- Amsterdam was added to our freighter network in February, we also increased the number of flights to other European freighter destinations and in May we added three more freighter flights a week to New York.
- As a result in the first six months of 2007 we carried 623,073 tonnes of freight – up 8.7% on the same period last year. Cargo yield was down 8.3%, due to a slow-down in demand and increased competition.
- Cargo capacity for the period increased by 15.7% while the average load factor was down 1.4 percentage points to 66.3%.
- Loads on our North American routes were high throughout the first six months though the cargo value was lower as were yields. The service to Dallas and Atlanta was increased from four flights a week to six a week from 25th July to meet the consistently high demand. It will become daily from 25th August.
- There was a significant dip in the North Asian market due to increased competition. Shippers are also moving to marine transport due to the lower cost of bunker fuel relative to jet fuel and the availability of larger and faster ships.
- Demand from Mainland China was high throughout the first half, in particular from Shanghai.
- Three new Boeing 747-400BCFs joined the Cathay Pacific fleet, arriving in January, June and July respectively. We now operate a total of six Boeing 747-400BCFs.
- Despite the current downturn we remain confident in the future of the airfreight industry in Hong Kong. To this end we have submitted a formal tender to build and operate the proposed third cargo terminal at HKIA – a facility we believe is vital to Hong Kong's continued growth as an airfreight hub.
- We also have firm orders for six new Boeing 747-400ERFs with deliveries commencing in May 2008.
- By the end of the year Cathay Pacific and Dragonair combined will operate 26 freighters – one of the biggest freighter fleets in the world.

Dragonair

- We withdrew our freighter services to Amsterdam, Dubai, Frankfurt and Manchester from 1st February. On 31st March we withdrew our three-times-weekly service to New York.
- Tonnage carried in the first six months fell by 28.5% to 134,502 tonnes.
- Capacity, measured in ATKs, fell by 50.4% against the same period in 2006. Cargo load factor fell by 18.6 percentage points.
- Demand on the Japan routes continued to be affected by a soft market.
- Our second Boeing 747-400BCF entered service in February. One more converted freighter will arrive in 2007 with two more coming in 2008.
- The freighter wet leased from China Airlines was returned at the end of March, and the wet lease with Express.Net Airlines LLC was terminated at the end of April.

Financial Review

TURNOVER

	Group		Cathay Pacific	
	Six months ended 30th June		Six months ended 30th June	
	2007 HK$M	2006 HK$M	**2007 HK$M**	2006 HK$M
Passenger services	**20,980**	15,941	**18,275**	15,941
Cargo services	**7,377**	6,314	**5,882**	5,656
Catering, recoveries and other services	**6,274**	4,831	**4,936**	4,196
Turnover	**34,631**	27,086	**29,093**	25,793

- Group passenger turnover increased by 31.6%, against a 13.7% increase in capacity. Cathay Pacific passenger turnover increased by 14.6%, against a 2.9% increase in capacity.
- Group cargo turnover increased by 16.8%. Cathay Pacific's cargo turnover recorded a growth of 4.0% against a 15.7% increase in capacity.
- Catering, recoveries and other services increased by 29.9%.

OPERATING EXPENSES

Net operating expenses after deduction of Group recoveries of HK$5,558 million (2006: HK$4,153 million) and Cathay Pacific recoveries of HK$4,936 million (2006: HK$4,196 million) are given below:

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2007 HK$M	2006 HK$M	**Change**	**2007 HK$M**	2006 HK$M	**Change**
Staff	**5,781**	4,709	**+22.8%**	**4,489**	4,273	**+5.1%**
Inflight service and passenger expenses	**1,150**	907	**+26.8%**	**968**	907	**+6.7%**
Landing, parking and route expenses	**4,119**	3,188	**+29.2%**	**3,561**	3,096	**+15.0%**
Fuel	**6,772**	5,896	**+14.9%**	**6,028**	5,756	**+4.7%**
Aircraft maintenance	**3,499**	2,512	**+39.3%**	**2,787**	2,470	**+12.8%**
Aircraft depreciation and operating leases	**2,984**	2,424	**+23.1%**	**2,608**	2,385	**+9.4%**
Other depreciation and operating leases	**471**	401	**+17.5%**	**308**	300	**+2.7%**
Commissions	**414**	299	**+38.5%**	**362**	299	**+21.1%**
Others	**693**	480	**+44.4%**	**384**	394	**-2.5%**
Net operating expenses	**25,883**	20,816	**+24.3%**	**21,495**	19,880	**+8.1%**
Net finance charges	**404**	177	**+128.2%**	**241**	121	**+99.2%**
Total net operating expenses	**26,287**	20,993	**+25.2%**	**21,736**	20,001	**+8.7%**

- Group operating expenses, which include Dragonair for the first six months of 2007, rose 25.2% to HK$26,287 million.
- Staff cost increased with an increase in the number of staff.
- Inflight service and passenger expenses rose due to an increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.

- Fuel cost increased as a result of an increase in consumption.
- Fuel hedging gains decreased by HK$232 million to HK$488 million which include unrealised mark to market gains of HK$396 million (2006: HK$590 million).
- Aircraft maintenance increased as a result of the larger operating fleet.
- Aircraft depreciation and operating leases increased due to aircraft deliveries.
- Cost per ATK increased to HK$2.30 while the cost per ATK without fuel increased to HK$1.69. These increases are due to the higher unit cost of Dragonair.

REVIEW OF SUBSIDIARIES AND ASSOCIATES

AHK Air Hong Kong Limited ("AHK")

- This all-cargo carrier, 60% owned by Cathay Pacific, operates express cargo services for DHL Express as its core business.
- As a result of network expansion, capacity increased by 21%. Load factor decreased by 4.1 percentage points while yield decreased slightly by 0.6%.
- AHK achieved a higher profit in the first half of 2007 over last year.

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS reported a satisfactory interim profit with strong growth in meal volumes.
- The profit margin improved as a result of strong demand and ongoing cost controls.
- All overseas kitchens experienced growth in volumes and increased profits.

Hong Kong Airport Services Limited ("HAS")

- HAS recorded a satisfactory interim profit. Traffic volumes continued to grow steadily but yields remained under pressure.
- A number of projects have been started to ensure that the company remains successful in an increasingly competitive market.

Hong Kong International Airport Services Limited ("HIAS")

- HIAS provides airport ground handling services in Hong Kong to Dragonair and other airlines.
- To cope with further expansion in business, the company has plans to recruit 80 more staff this year.
- The company handled 16,614 flights in the first six months of 2007 and recorded a satisfactory interim profit.

Air China Limited ("Air China")

- Air China, in which Cathay Pacific owns a 17.6% interest, is the national flag carrier and leading provider of passenger, cargo and other airline related services in Mainland China.
- The airline serves 77 domestic, one regional and 43 international destinations in the world.
- The Group's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2007 interim results include Air China's six months' results ended 31st March 2007.
- The airline made a satisfactory profit in the period.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO, in which Cathay Pacific owns a 27.5% interest, recorded an interim profit of HK$548 million, a significant 38% increase over 2006.
- HAECO's profit increased following the opening of its second hangar in Hong Kong in December 2006.
- Line maintenance at HKIA and engine overhaul by Hong Kong Aero Engine Services Limited ("HAESL") reported satisfactory results.
- Demand for heavy maintenance work continued to be strong and the HAECO facilities are working at near capacity. To meet buoyant market demand, HAECO will upgrade the design of its third hangar in Hong Kong to cater for heavy maintenance work. The opening of this third hangar is planned for the first half of 2009.
- Taikoo (Xiamen) Aircraft Engineering Company Limited's fifth hangar in Xiamen was opened in June 2007 and construction of the sixth hangar is on schedule, with the opening planned for mid-2009. HAESL's engine-build workshop extension is planned to open in the second half of 2007. A new landing gear overhaul joint venture in Xiamen was formed in March 2007 and construction has started, with the operation expected to commence in mid-2008.

FINANCIAL POSITION

- Additions to fixed assets were HK$3,096 million, comprising HK$3,005 million for aircraft and related equipment and HK$91 million for other equipment and buildings.
- Borrowings increased by 1.7% to HK$32,499 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 39% at fixed rates of interest net of derivatives.
- Liquid funds, 70% of which are denominated in US dollars, increased by 14.5% to HK$17,882 million.
- Net borrowings decreased by 10.4% to HK$14,643 million.
- Funds attributable to Cathay Pacific shareholders increased by 2.9% to HK$46,745 million while the net debt/equity ratio decreased to 0.31 times.
- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2006 Annual Report.

Review Report

REVIEW REPORT TO THE BOARD OF DIRECTORS OF CATHAY PACIFIC AIRWAYS LIMITED

INTRODUCTION

We have reviewed the interim financial report set out on pages 18 to 30 which comprises the consolidated balance sheet of Cathay Pacific Airways Limited as of 30th June 2007 and the related consolidated profit and loss account, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six months period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30th June 2007 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
8th August 2007

Condensed Financial Statements

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2007 - Unaudited

	Note	2007 HK$M	2006 HK$M	2007 US$M	2006 US$M
Turnover					
Passenger services		**20,980**	15,941	**2,690**	2,044
Cargo services		**7,377**	6,314	**946**	810
Catering, recoveries and other services		**6,274**	4,831	**804**	619
Total turnover	2	**34,631**	27,086	**4,440**	3,473
Expenses					
Staff		**(5,781)**	(4,709)	**(741)**	(604)
Inflight service and passenger expenses		**(1,373)**	(1,067)	**(176)**	(137)
Landing, parking and route expenses		**(4,775)**	(3,674)	**(612)**	(471)
Fuel		**(10,553)**	(8,681)	**(1,353)**	(1,113)
Aircraft maintenance		**(3,499)**	(2,512)	**(449)**	(322)
Aircraft depreciation and operating leases		**(3,180)**	(2,424)	**(408)**	(311)
Other depreciation and operating leases		**(471)**	(401)	**(60)**	(51)
Commissions		**(414)**	(299)	**(53)**	(38)
Others		**(1,395)**	(1,202)	**(179)**	(154)
Operating expenses		**(31,441)**	(24,969)	**(4,031)**	(3,201)
Operating profit	3	**3,190**	2,117	**409**	272
Finance charges		**(1,094)**	(797)	**(140)**	(102)
Finance income		**690**	620	**88**	79
Net finance charges	4	**(404)**	(177)	**(52)**	(23)
Share of profits of associates		**265**	130	**34**	17
Profit before tax		**3,051**	2,070	**391**	266
Taxation	5	**(389)**	(316)	**(50)**	(41)
Profit for the period		**2,662**	1,754	**341**	225
Profit attributable to					
Cathay Pacific shareholders		**2,581**	1,668	**331**	214
Minority interests		**81**	86	**10**	11
		2,662	1,754	**341**	225
Dividends					
Interim declared	6	**985**	786	**126**	101
Earnings per share					
Basic	7	**65.6¢**	49.3¢	**8.4¢**	6.3¢
Diluted	7	**65.5¢**	49.2¢	**8.4¢**	6.3¢
Dividend per share	6	**25.0¢**	20.0¢	**3.2¢**	2.6¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 23 to 30 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 30th June 2007 – Unaudited

	Note	30th June 2007 HK$M	31st December 2006 (restated) HK$M	30th June 2007 US$M	31st December 2006 (restated) US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**58,573**	58,009	**7,509**	7,437
Intangible assets	9	**7,502**	7,486	**962**	960
Investments in associates	10	**8,997**	8,826	**1,154**	1,131
Other long-term receivables and investments		**3,439**	3,406	**441**	437
		78,511	77,727	**10,066**	9,965
Long-term liabilities		**(36,265)**	(33,956)	**(4,650)**	(4,353)
Related pledged security deposits		**7,703**	8,164	**988**	1,047
Net long-term liabilities	11	**(28,562)**	(25,792)	**(3,662)**	(3,306)
Retirement benefit obligations		**(204)**	(170)	**(26)**	(22)
Deferred taxation		**(6,698)**	(6,600)	**(859)**	(846)
		(35,464)	(32,562)	**(4,547)**	(4,174)
Net non-current assets		**43,047**	45,165	**5,519**	5,791
Current assets and liabilities					
Stock		**855**	762	**109**	98
Trade and other receivables	12	**9,490**	8,735	**1,217**	1,120
Liquid funds		**17,882**	15,624	**2,293**	2,003
		28,227	25,121	**3,619**	3,221
Current portion of long-term liabilities		**(4,959)**	(7,503)	**(636)**	(962)
Related pledged security deposits		**1,022**	1,352	**131**	173
Net current portion of long-term liabilities	11	**(3,937)**	(6,151)	**(505)**	(789)
Trade and other payables	13	**(12,216)**	(10,999)	**(1,566)**	(1,410)
Unearned transportation revenue		**(5,255)**	(4,671)	**(674)**	(599)
Taxation		**(2,996)**	(2,902)	**(384)**	(372)
		(24,404)	(24,723)	**(3,129)**	(3,170)
Net current assets		**3,823**	398	**490**	51
Net assets		**46,870**	45,563	**6,009**	5,842
CAPITAL AND RESERVES					
Share capital	14	**788**	787	**101**	101
Reserves		**45,957**	44,624	**5,892**	5,721
Funds attributable to Cathay Pacific shareholders		**46,745**	45,411	**5,993**	5,822
Minority interests		**125**	152	**16**	20
Total equity		**46,870**	45,563	**6,009**	5,842

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 23 to 30 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2007 – Unaudited

	2007 HK$M	2006 HK$M	2007 US$M	2006 US$M
Operating activities				
Cash generated from operations	**6,899**	4,761	**885**	610
Dividends received from associates	**223**	78	**29**	10
Interest received	**140**	100	**18**	13
Net interest paid	**(735)**	(446)	**(94)**	(57)
Tax paid	**(268)**	(345)	**(35)**	(44)
Net cash inflow from operating activities	**6,259**	4,148	**803**	532
Investing activities				
Sales of fixed assets	**9**	5	**1**	1
Net decrease in other long-term receivables and investments	**2**	39	**–**	5
Receipts from repayment of loan and capital reduction from associates	**–**	2	**–**	–
Payments for fixed and intangible assets	**(3,119)**	(1,644)	**(399)**	(211)
Net increase in liquid funds other than cash and cash equivalents	**(1,577)**	(503)	**(202)**	(65)
Payments to acquire additional shareholding in an associate	**(184)**	–	**(24)**	–
Net cash outflow from investing activities	**(4,869)**	(2,101)	**(624)**	(270)
Financing activities				
New financing	**2,234**	929	**286**	119
Shares issued	**23**	17	**3**	2
Loan and finance lease repayments	**(1,977)**	(2,489)	**(253)**	(319)
Dividends paid – to shareholders	**(1,260)**	(947)	**(162)**	(121)
– to minority interests	**(108)**	(15)	**(14)**	(2)
Net cash outflow from financing activities	**(1,088)**	(2,505)	**(140)**	(321)
Increase/(decrease) in cash and cash equivalents	**302**	(458)	**39**	(59)
Cash and cash equivalents at 1st January	**5,767**	4,267	**739**	547
Effect of exchange differences	**69**	37	**9**	5
Cash and cash equivalents at 30th June	**6,138**	3,846	**787**	493

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 23 to 30 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2007 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2006	787	28,200	16,241	906	(642)	62	45,554	152	45,706
Adjustments to fair values of assets and liabilities acquired in prior period	–	(128)	–	–	–	(15)	(143)	–	(143)
At 31st December 2006 (restated)	787	28,072	16,241	906	(642)	47	45,411	152	45,563
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(143)	–	(143)	–	(143)
– deferred tax recognised	–	–	–	–	(1)	–	(1)	–	(1)
– transferred to profit for the period	–	–	–	–	123	–	123	–	123
Revaluation surplus recognised during the period	–	–	–	59	–	–	59	–	59
Share of reserves of associates (note 15)	–	–	–	–	–	(280)	(280)	–	(280)
Exchange differences	–	–	–	–	–	232	232	–	232
Net gain/(loss) recognised directly in equity	–	–	–	59	(21)	(48)	(10)	–	(10)
Profit for the period	–	2,581	–	–	–	–	2,581	81	2,662
Total recognised profit/(loss) for the period	–	2,581	–	59	(21)	(48)	2,571	81	2,652
2006 final dividend	–	(1,260)	–	–	–	–	(1,260)	–	(1,260)
Dividends paid to minority interests	–	–	–	–	–	–	–	(108)	(108)
Share options exercised	1	–	22	–	–	–	23	–	23
Total transactions with shareholders	1	(1,260)	22	–	–	–	(1,237)	(108)	(1,345)
At 30th June 2007	788	29,393	16,263	965	(663)	(1)	46,745	125	46,870

The notes on pages 23 to 30 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2006 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2005	676	26,492	7,531	228	30	11	34,968	283	35,251
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(205)	–	(205)	–	(205)
– deferred tax recognised	–	–	–	–	25	–	25	–	25
– transferred to profit for the period	–	–	–	–	(29)	–	(29)	–	(29)
Revaluation surplus recognised during the period	–	–	–	839	–	–	839	–	839
Exchange differences	–	–	–	–	–	7	7	–	7
Net gain/(loss) recognised directly in equity	–	–	–	839	(209)	7	637	–	637
Profit for the period	–	1,668	–	–	–	–	1,668	86	1,754
Total recognised profit/(loss) for the period	–	1,668	–	839	(209)	7	2,305	86	2,391
2005 final dividend	–	(947)	–	–	–	–	(947)	–	(947)
Dividends paid to minority interests	–	–	–	–	–	–	–	(15)	(15)
Share options exercised	1	–	16	–	–	–	17	–	17
Total transactions with shareholders	1	(947)	16	–	–	–	(930)	(15)	(945)
At 30th June 2006	677	27,213	7,547	1,067	(179)	18	36,343	354	36,697

The notes on pages 23 to 30 form part of these accounts.

Notes to the Accounts

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2006 Annual Report.

The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

During the year ended 31st December 2006, the Group increased its shareholding from 17.8% to 100% in Dragonair. In accordance with Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business Combinations", the Group has made certain adjustments to the fair values of assets and liabilities acquired as if these adjustments had been recognised from the acquisition date. The effect of the adjustments to the provisional fair value of assets and liabilities are as follows:

	HK$M
Decrease in reserves	3
Increase in goodwill	13
Decrease in stock	38
Decrease in fixed assets	77
Decrease in trade and other payables	99

During the year ended 31st December 2006, the Group increased its shareholding from 10% to 17.3% in Air China which became an associate. In accordance with HKFRS 3 "Business Combinations", the Group has made certain adjustments to the fair value of the investment acquired as if these adjustments had been recognised from the subscription date. Accordingly, reserves and investment in associates for the year ended 31st December 2006 decreased by HK$140 million.

2. TURNOVER

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2007 HK$M	2006 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**14,971**	10,606
– Japan, Korea and Taiwan	**5,277**	4,301
South West Pacific and South Africa	**2,272**	1,918
South East Asia and Middle East	**3,602**	3,228
Europe	**3,990**	3,094
North America	**4,519**	3,939
	34,631	27,086

Countries included in each region are defined in the 2006 Annual Report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2006 Annual Report.

2. TURNOVER (continued)

(b) Secondary reporting by business segment

	Six months ended 30th June 2007 HK$M	2006 HK$M
Revenue – external sales		
– Passenger services	**20,980**	15,941
– Cargo services	**7,377**	6,314
	28,357	22,255
Unallocated revenue		
– Catering, recoveries and other services	**6,274**	4,831
	34,631	27,086

The Group is engaged in two main business segments: in passenger business and in freight traffic through the Company and two subsidiaries, Dragonair and AHK. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2006 Annual Report.

3. OPERATING PROFIT

	Six months ended 30th June 2007 HK$M	2006 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**893**	866
– Owned	**1,521**	1,133
Amortisation of intangible assets	**7**	19
Operating lease rentals		
– Land and buildings	**260**	200
– Aircraft and related equipment	**956**	589
– Others	**14**	18
Operating lease income		
– Aircraft and related equipment	**(196)**	–
Cost of stock expensed	**818**	760
Exchange differences	**(176)**	8
Auditors' remuneration	**4**	3
Income from listed investments	**–**	(25)
Income from unlisted investments	**(56)**	(51)

4. NET FINANCE CHARGES

	Six months ended 30th June	
	2007 HK$M	2006 HK$M
Net interest charges comprise:		
– Obligations under finance leases	732	685
– Interest income on related security deposits, notes and bonds	(267)	(313)
	465	372
– Bank loans and overdrafts	301	90
– Other loans wholly repayable within five years	61	22
	827	484
Income from liquid funds:		
– Funds with investment managers and other liquid investments	(265)	(198)
– Bank deposits and other receivables	(140)	(101)
	(405)	(299)
Financial derivatives:		
– Interest income	(18)	(8)
	404	177

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. TAXATION

	Six months ended 30th June	
	2007 HK$M	2006 HK$M
Current tax expenses		
– Hong Kong profits tax	26	24
– Overseas tax	228	160
– Under provision for prior years	22	42
Deferred tax		
– Origination and reversal of temporary differences	113	90
	389	316

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

6. DIVIDENDS

On 8th August 2007, the Board of Directors declared an interim dividend of HK¢25 per share (2006: HK¢20 per share) for the period ended 30th June 2007. This interim dividend which totals HK$985 million (2006: HK$786 million) will be paid on 2nd October 2007 to shareholders registered at the close of business on 7th September 2007. The share register will be closed from 3rd September 2007 to 7th September 2007, both dates inclusive.

7. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$2,581 million (2006: HK$1,668 million) by the daily weighted average number of shares in issue throughout the period of 3,937 million (2006: 3,382 million) shares and 3,942 million (2006: 3,389 million) shares respectively with the latter adjusted for the effects of the share options.

	2007 million	2006 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,937**	3,382
Deemed issue of ordinary shares for no consideration	**5**	7
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,942**	3,389

8. FIXED ASSETS

	Aircraft and related equipment HK$M	Other equipment HK$M	Buildings HK$M	Total HK$M
Cost				
At 1st January 2007	**89,984**	**3,234**	**5,202**	**98,420**
Adjustment to fair value of assets acquired in prior period	**(77)**	**–**	**–**	**(77)**
At 1st January 2007 (restated)	**89,907**	**3,234**	**5,202**	**98,343**
Exchange differences	**1**	**5**	**8**	**14**
Additions	**3,005**	**90**	**1**	**3,096**
Disposals	**(241)**	**(50)**	**(16)**	**(307)**
At 30th June 2007	**92,672**	**3,279**	**5,195**	**101,146**
Accumulated depreciation				
At 1st January 2007	**36,425**	**2,041**	**1,868**	**40,334**
Exchange differences	**–**	**4**	**4**	**8**
Charge for the period	**2,224**	**103**	**87**	**2,414**
Disposals	**(125)**	**(48)**	**(10)**	**(183)**
At 30th June 2007	**38,524**	**2,100**	**1,949**	**42,573**
Net book value				
At 30th June 2007	**54,148**	**1,179**	**3,246**	**58,573**
At 31st December 2006 (restated)	53,482	1,193	3,334	58,009

Fixed assets at 30th June 2007 include leased assets of HK$27,381 million (31st December 2006: HK$28,463 million).

9. INTANGIBLE ASSETS

	Goodwill HK$M	Computer HK$M	Total HK$M
Cost			
At 1st January 2007	**7,390**	**636**	**8,026**
Adjustment to goodwill arising from the acquisition of Dragonair	**13**	**–**	**13**
At 1st January 2007 (restated)	**7,403**	**636**	**8,039**
Additions	**–**	**23**	**23**
At 30th June 2007	**7,403**	**659**	**8,062**
Accumulated amortisation			
At 1st January 2007	**–**	**553**	**553**
Charge for the period	**–**	**7**	**7**
At 30th June 2007	**–**	**560**	**560**
Net book value			
At 30th June 2007	**7,403**	**99**	**7,502**
At 31st December 2006 (restated)	7,403	83	7,486

10. INVESTMENT IN ASSOCIATES

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Share of net assets		
– listed in Hong Kong	**6,406**	6,389
– unlisted	**337**	349
Goodwill	**2,254**	2,088
	8,997	8,826

11. LONG-TERM LIABILITIES

	30th June 2007		31st December 2006	
	Current HK$M	Non-current HK$M	Current HK$M	Non-current HK$M
Long-term loans	**1,637**	**14,150**	3,603	10,856
Obligations under finance leases	**2,300**	**14,412**	2,548	14,936
	3,937	**28,562**	6,151	25,792

12. TRADE AND OTHER RECEIVABLES

	30th June 2007 HK$M	31st December 2006 HK$M
Trade debtors	**4,941**	4,701
Derivative financial assets	**1,356**	720
Other receivables and prepayments	**3,085**	3,213
Due from associates	**108**	101
	9,490	8,735

	30th June 2007 HK$M	31st December 2006 HK$M
Analysis of trade debtors by age:		
Current	**4,830**	4,445
One to three months overdue	**80**	241
More than three months overdue	**31**	15
	4,941	4,701

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

13. TRADE AND OTHER PAYABLES

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Trade creditors	**4,747**	4,518
Derivative financial liabilities	**923**	756
Other payables	**6,229**	5,426
Due to associates	**202**	160
Due to other related companies	**89**	110
Bank overdrafts – unsecured	**26**	29
	12,216	10,999

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Analysis of trade creditors by age:		
Current	**3,360**	3,129
One to three months overdue	**779**	939
More than three months overdue	**608**	450
	4,747	4,518

14. SHARE CAPITAL

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2007, 3,938,753,572 shares were in issue (31st December 2006: 3,935,697,572 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the period under review. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised. The options were exercised at HK$7.47 per share.

	2007 Number of shares	2006 Number of shares
Movements in options outstanding comprise:		
At 1st January	**9,058,000**	16,077,500
Options exercised	**(3,056,000)**	(2,222,000)
At 30th June	**6,002,000**	13,855,500
Options vested at 30th June	**6,002,000**	13,855,500

No option was granted under the Scheme during the period.

	2007	2006
Details of share options exercised during the period:		
Exercise date	**5/1/07-15/6/07**	10/1/06-30/6/06
Proceeds received (HK$)	**22,828,320**	16,598,340
Weighted average closing share price immediately before the exercise date (HK$)	**20.44**	13.85

15. CHANGES IN EQUITY

The share of reserves of associates relates to the purchase of the minority shares in China National Aviation Company Limited ("CNAC") by Air China.

16. COMMITMENTS AND CONTINGENCIES

(a) Outstanding commitments for capital expenditure authorised at the end of the period but not provided for in the accounts:

	30th June 2007 HK$M	31st December 2006 HK$M
Authorised and contracted for	**22,067**	23,422
Authorised but not contracted for	**6,871**	1,646
	28,938	25,068

(b) Guarantees in respect of bank loans and other liabilities outstanding at the end of the period:

	30th June 2007 HK$M	31st December 2006 HK$M
Associate	**17**	17
Staff	**200**	200
	217	217

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The investigations are focussed on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

17. FINANCIAL RISK MANAGEMENT

Exposure to fluctuations in foreign exchange rates, interest rates and fuel prices are reviewed regularly and positions amended to comply with policies and guidelines.

Information Provided in Accordance with the Listing Rules

CORPORATE GOVERNANCE

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules on the Stock Exchange throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

DIRECTORS' INTERESTS

At 30th June 2007, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited:

	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00023
Tony Tyler	5,000	0.00013

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2007 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	No. of shares	Percentage of issued capital	Type of interest (Note)
1. Air China Limited	2,948,122,554	74.85	Attributable interest [a]
2. China National Aviation Holding Company	2,948,122,554	74.85	Attributable interest [b]
3. CITIC Pacific Limited	2,948,122,554	74.85	Attributable interest [a]
4. Swire Pacific Limited	2,948,122,554	74.85	Attributable interest [a]
5. John Swire & Sons Limited	2,948,122,554	74.85	Attributable interest [c]

Note: At 30th June 2007:

(a) Under Section 317 of the SFO, each of Air China, CNAC, CITIC Pacific Limited ("CITIC Pacific") and Swire Pacific, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific;

(ii) 687,895,263 shares indirectly held by CITIC Pacific and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.; and

(iii) 687,895,263 shares indirectly held by Air China and their subsidiaries CNAC and Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 288,596,335 shares held by Angel Paradise Ltd., 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiary Air China is deemed interested.

(c) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the Swire group's direct or indirect interest in shares of Swire Pacific representing approximately 34.32% of the issued capital and approximately 54.86% of the voting rights.

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www.cathaypacific.com

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

22nd August 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Discloseable Transaction

Purchase of 5 Boeing 777-300ER Aircraft

CATHAY PACIFIC

22nd August 2007

Purchase Agreement	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Supplemental Agreement	The supplemental agreement dated 7th August 2007 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft.
Transaction	The purchase by the Company of the Boeing Aircraft pursuant to the Supplemental Agreement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 293)

Discloseable Transaction

Purchase of 5 Boeing 777-300ER Aircraft

CATHAY PACIFIC

22nd August 2007

CONTENTS

In this circular the following expressions have the following meanings unless the context requires otherwise:

2005 Aircraft Purchase	The acquisition by CPAS of 12 Boeing 777-300ER aircraft pursuant to the Purchase Agreement, in respect of which the Company published an announcement dated 14th December 2005 and dispatched a circular to shareholders dated 22nd December 2005.
2006 Aircraft Purchase	The acquisition by CPAS of: (a) 2 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 1st June 2006 to the Purchase Agreement, in respect of which the Company published an announcement dated 1st June 2006 and dispatched a circular to shareholders dated 8th June 2006; and (b) 6 Boeing 747-400ERF freighters pursuant to a purchase agreement dated 22nd June 2006 between CPAS and Boeing Company, in respect of which the Company published an announcement dated 22nd June 2006 and dispatched a circular to shareholders dated 29th June 2006.
Board	The board of Directors.
Boeing Aircraft	5 Boeing 777-300ER aircraft to be purchased by CPAS pursuant to the Supplemental Agreement.
Boeing Company	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
CPAS	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
Directors	The directors of Cathay Pacific.
Group	Cathay Pacific and its subsidiaries.
Latest Practicable Date	16th August 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.

Purchase Agreement	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Supplemental Agreement	The supplemental agreement dated 7th August 2007 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft.
Transaction	The purchase by the Company of the Boeing Aircraft pursuant to the Supplemental Agreement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
John Slosar
Augustus Tang
Tony Tyler

Non- Executive Directors
Philip Chen
Martin Cubbon
Henry Fan
James Hughes-Hallett
Li Jiaxiang
Vernon Moore
Robert Woods
Zhang Lan
Leslie Chang (Alternate Director to Henry Fan)

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Principal Office:
7th Floor, North Tower
Cathay Pacific City
8 Scenic Road
Hong Kong International Airport
Lantau
Hong Kong

To the Shareholders

22nd August 2007

Dear Sir or Madam,

Discloseable Transaction
Purchase of 5 Boeing 777-300ER Aircraft

INTRODUCTION

Reference is made to the Company's announcement dated 7th August 2007 regarding the Supplemental Agreement entered into by CPAS and Boeing Company on 7th August 2007, pursuant to which CPAS has agreed to purchase 5 Boeing 777-300ER aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

SUPPLEMENTAL AGREEMENT dated 7th August 2007

(1) Parties to the Transaction

(i) CPAS, as the purchaser

(ii) Boeing Company, as the vendor

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

(2) Aircraft to be acquired

Boeing Aircraft, i.e. 5 Boeing 777-300ER aircraft.

As at the Latest Practicable Date, the Company's fleet totalled 107 aircraft, comprising 88 passenger aircraft and 19 freighter aircraft.

(3) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$1.4 billion. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by CPAS, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in each of the 2005 Aircraft Purchase and the 2006 Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and each of the 2005 Aircraft Purchase and the 2006 Aircraft Purchase on the Company's operating costs taken as a whole. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.64(4) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

(4) Payment and delivery terms

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft in 2011.

(5) Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

(6) Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

EFFECT OF TRANSACTION

As mentioned above, the Transaction will be financed by commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in the next twelve months in respect of the Transaction is approximately US$6.4 million. However, the Company does not expect the Transaction to have any material negative impact on its cash flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendix to this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of Cathay Pacific

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00023%
Tony Tyler	Beneficial owner	Long position	5,000	0.00013%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Air China Limited	2,948,122,554	Long position	74.85%
China National Aviation Holding Company	2,948,122,554	Long position	74.85%
CITIC Pacific Limited	2,948,122,554	Long position	74.85%
Swire Pacific Limited	2,948,122,554	Long position	74.85%
John Swire & Sons Limited	2,948,122,554	Long position	74.85%

Note: As at the Latest Practicable Date,

(a) Under Section 317 of the SFO, each of Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific Limited;

(ii) 687,895,263 shares indirectly held by CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.; and

(iii) 687,895,263 shares indirectly held by Air China Limited and its subsidiaries China National Aviation Company Limited and Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 288,596,335 shares held by Angel Paradise Ltd., 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiary Air China Limited is deemed interested.

(c) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the John Swire & Sons Limited group's direct or indirect interest in shares of Swire Pacific Limited representing approximately 34.50% of the issued capital and approximately 54.96% of the voting rights.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 5,872,000 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	5,872,000	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%

(e) Directors' interests in competing businesses

Christopher Pratt, Philip Chen and Li Jiaxiang are directors of Air China Limited. Air China Limited competes or is likely to compete, either directly or indirectly, with the business of the Company as it operates airline services to certain destinations which are also served by the Company.

The Directors consider that the Group is capable of and does carry on its business independently of, and on arm's length basis with, the competing business of Air China Limited.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, James Hughes-Hallett, Christopher Pratt and John Slosar are all directors of Swire Pacific Limited. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Li Jiaxiang and Zhang Lan are directors and/or employees of Air China Limited. Henry Fan, Vernon Moore and Leslie Chang are directors and employees of CITIC Pacific Limited. Swire Pacific Limited, John Swire & Sons Limited, Air China Limited and CITIC Pacific Limited are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and/or employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, Christopher Pratt, John Slosar, Tony Tyler and Robert Woods are interested in the JSS Agreement.

(g) Service contracts

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

LITIGATION

The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The investigations are focussed on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Except as disclosed above, there were no litigation or claims of material importance pending or threatened against any member of the Group as at the Latest Practicable Date.

MISCELLANEOUS

1. The secretary of the Company is David Fu. He holds a Master of Arts degree from Oxford University and is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

2. The qualified accountant to the Company is Robert Atkinson. He holds a Bachelor of Arts (Honours) degree from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

3. The registered address of the Company is at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong. The head office of the Company is at 7th Floor, North Tower, Cathay Pacific City, 8 Scenic Road, Hong Kong International Airport, Lantau, Hong Kong.

4. The Company's share registrars and transfer office is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

調查事件與民事訴訟均仍在進行，結果尚未明朗。公司目前未能就任何潛在負債作出評估，因此未能撥出任何準備。

除上文所披露者外，於最後可行日期，集團任何成員公司概無涉及任何待決或面臨威脅的重大訴訟或索償。

其他資料

1. 公司秘書爲傅溢鴻。他持有牛津大學文學碩士學位，爲香港特許秘書公會及特許秘書及行政人員公會會員。

2. 公司合資格會計師爲顏堅信。他持有諾定咸大學榮譽文學士學位，爲英倫及威爾斯特許會計師公會及香港會計師公會資深會員。

3. 公司的註冊辦事處爲香港金鐘道八十八號太古廣場二座三十五樓。公司的總辦事處爲香港大嶼山香港國際機場觀景路八號國泰城北座七樓。

4. 公司的股份及過戶登記處爲香港中央證券登記有限公司，地址爲香港皇后大道東一八三號合和中心十七樓。

(f) 董事其他權益

陳南祿、郭鵬、何禮泰、白紀圖及史樂山均爲太古股份有限公司董事。他們亦爲英國太古集團有限公司集團（「太古集團」）僱員，顏堅信及湯彥麟亦爲太古集團僱員。李家祥及張蘭爲中國國際航空股份有限公司董事及/或僱員。范鴻齡、莫偉龍及張立憲爲中信泰富有限公司董事及僱員。如上文所述，太古股份有限公司、英國太古集團有限公司、中國國際航空股份有限公司及中信泰富有限公司均爲公司的主要股東。

公司與香港太古集團有限公司（「香港太古集團」）訂有服務協議（「太古協議」），香港太古集團根據該協議提供的服務，包括由香港太古集團提供太古集團董事及高級行政人員所給予的意見及專業知識、太古集團職員提供的全職或兼職服務、其他行政管理及相類服務，以及不時由雙方協定的其他服務。

香港太古集團就該等服務收取年度服務費，按公司扣除稅項及少數股東權益前綜合溢利的 2.5% 計算，並經若干調整。公司亦須按成本價償付太古集團因提供服務所引致的一切開支。

太古協議由二零零五年一月一日開始生效，將於二零零七年十二月三十一日終止。除非協議任何一方於任何一年的十二月三十一日期滿前給予另一方不少於三個月通知終止協議，否則協議將於此後每三年續期一次。

顏堅信、陳南祿、郭鵬、何禮泰、白紀圖、史樂山、湯彥麟及韋立邦爲太古集團董事及/或僱員，在太古協議中有利益關係。

(g) 服務合約

董事概無與集團任何成員公司訂有或擬訂立不可由集團免付賠償金（法定的賠償金除外）而於一年內屆滿或由集團終止的服務合約。

訴訟

公司於眾多法域營運業務，在其中部分法域與稅務機關存在稅務糾紛。對於可能實現的結果並可作出可靠估計的糾紛，已就其預期結果撥出準備。然而，最終結果尚未確定，最後的負債可能超過所撥的準備。

公司正接受不同法域（包括美國、歐盟、加拿大、瑞士及新西蘭）有關當局就其貨物空運業務進行調查，並一直與有關當局的調查作出配合。調查重點與貨運價格及業內競爭有關。公司已委聘律師處理有關調查事宜。

公司於美國、加拿大及澳洲多宗民事訴訟案中被起訴。公司已就美國、加拿大及澳洲的訴訟案委聘律師，並擬就各項訴訟作出抗辯。

(c) 公司授予的認股權詳情

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」）。於一九九九年三月十五日，根據此計劃以行使價每股港幣 7.47 元授出相當於 68,327,000 股公司股份的認股權，給予支付港幣一元以獲認股權的航空機組人員。此計劃現已結束，再無任何認股權可根據此計劃發行。各董事或行政總裁概無根據此計劃獲授予任何認股權。

除在有限情況外，相等於 50% 股份的認股權於二零零二年三月十五日開始可行使，而餘數則於二零零四年三月十五日開始可行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

於最後可行日期，尙未行使的認股權相當於 5,872,000 股公司股份，詳情如下：

授出日期	於最後可行日期 尙未行使認股權數目	認購期	每股認購價 港幣
15/03/1999	5,872,000	15/03/1999 - 14/03/2009	7.47

(d) 公司旗下附屬公司的主要股東

就公司董事或行政總裁所知，截至最後可行日期，下述人士持有有權於以下公司旗下附屬公司的股東大會上投票的已發行股本 10% 或以上權益：

附屬公司名稱	股東名稱	所持股份數目 及類別	持股量 百分率
聯亞旅遊資訊系統（香港）有限公司	PCCW Enterprises Limited	5,778,945 股 普通股	37.04%
香港華民航空有限公司	DHL Worldwide Express BV	36,268,000 股 "B"股普通股	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032股 普通股	40%

(e) 董事於競爭業務的權益

白紀圖、陳南祿及李家祥爲中國國際航空股份有限公司的董事。由於中國國際航空股份有限公司經營的若干航點與公司相同，因此直接或間接與公司業務構成競爭或可能構成競爭。

董事認爲集團能夠並確實以獨立於中國國際航空股份有限公司競爭業務的方式及按公平原則經營業務。

於國泰航空股份的權益

名稱	普通股數目	好倉或淡倉	佔已發行股本百分率
中國國際航空股份有限公司	2,948,122,554	好倉	74.85%
中國航空集團公司	2,948,122,554	好倉	74.85%
中信泰富有限公司	2,948,122,554	好倉	74.85%
太古股份有限公司	2,948,122,554	好倉	74.85%
英國太古集團有限公司	2,948,122,554	好倉	74.85%

附註：於最後可行日期，

(a) 根據證券及期貨條例第 317 條，中國國際航空股份有限公司、中航興業有限公司、中信泰富有限公司及太古股份有限公司，各自作爲於二零零六年六月八日訂立有關公司的股東協議的合約方，被視爲擁有合共 2,948,122,554 股公司股份權益，其中包括：

(i) 太古股份有限公司直接持有的 1,572,332,028 股；

(ii) 中信泰富有限公司及其全資附屬公司 Super Supreme Company Limited 間接持有的 687,895,263 股，其中包括其全資附屬公司持有的公司股份： Custain Limited 持有的 286,451,154 股、Grand Link Investments Holdings Ltd. 持有的 189,976,645 股、Perfect Match Assets Holdings Ltd. 持有的 21,809,399 股及 Smooth Tone Investments Ltd. 持有的 189,658,065 股；

(iii) 中國國際航空股份有限公司、其附屬公司中航興業有限公司及 Total Transform Group Limited 間接持有的 687,895,263 股，其中包括其全資附屬公司 Angel Paradise Ltd. 持有的 288,596,335 股、Easerich Investments Inc. 持有的 191,922,273 股及 Motive Link Holdings Inc. 持有的 207,376,655 股。

(b) 中國航空集團公司被視爲擁有合共 2,948,122,554 股公司股份權益，因其附屬公司中國國際航空股份有限公司被視爲擁有該等股份權益。

(c) 由於英國太古集團有限公司集團直接或間接擁有相當於約 34.50%的已發行股本及約 54.96%的投票權的太古股份有限公司股份權益，而太古股份有限公司被視爲擁有 2,948,122,554 股公司股份，因此英國太古集團有限公司及其全資附屬公司香港太古集團有限公司亦被視爲擁有該等股份權益。

責任聲明

本文件的資料是爲遵照上市規則而刊載，旨在提供有關公司的資料。

各董事願意共同及個別就本文件所載資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令本文件所載任何內容產生誤導。

權益披露

(a) 董事及行政總裁的股份權益

除下文所披露者外，於最後可行日期，公司董事或行政總裁並無在公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有任何(a)根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會公司及聯合交易所的權益或淡倉（包括根據證券及期貨條例有關條文被視爲或當作持有的權益及淡倉）；或(b)根據證券及期貨條例第 352 條須列入有關條例所述的登記冊的權益或淡倉；或(c)根據標準守則須知會公司及聯合交易所的權益或淡倉。

<u>於國泰航空股份的權益</u>
<u>(全皆好倉)</u>

董事姓名	持有身份	持有公司普通股數目	佔已發行股本百分率
陳南祿	實益擁有人	9,000	0.00023%
湯彥麟	實益擁有人	5,000	0.00013%

(b) 主要股東

除下文所披露者外，就公司董事及行政總裁所知，概無任何人士於最後可行日期在公司的股份及相關股份（包括認股權）中擁有權益或淡倉而須根據證券及期貨條例第 XV 部第 2 及第 3 分部的規定作出披露：

(5) 資金來源

交易的資金將由商業銀行貸款、公司其他債務工具及/或由公司業務營運產生的現金提供。

(6) 交易的理由及好處

波音飛機將補充及擴充公司機隊的可運載量。該等飛機將主要服務北美洲及歐洲的長途航點。公司預期波音飛機將可在營運成本具競爭力的情況下，提供更佳的載重航程性能，並可為乘客提供既舒適又安全的高水準服務。董事局認為交易的條款乃屬公平合理，且符合整體股東的利益。

交易的影響

誠如上文所述，交易所需資金將由商業銀行貸款、公司其他債務工具及/或公司業務營運所產生的現金提供，因此交易將增加集團的固定資產及負債。交易亦可能引致集團的負債比率增加。公司在未來十二個月間有關交易的現金流出總額約為六百四十萬美元。然而，公司預期交易將不會對其現金流量狀況或業務運作造成任何重大不利影響。

除上文所述外，亦不預期交易將對集團的盈利、資產及負債造成任何重大影響。

其他資料

此外亦請參閱本通函附錄所載的資料。

承董事局命
國泰航空有限公司
主席
白紀圖

二零零七年八月二十二日

補充協議日期爲二零零七年八月七日

(1) 交易各方

(i) CPAS，爲買方

(ii) 波音公司，爲賣方

公司謹此確認，據各董事所知及所信，並經過所有合理查詢，波音公司及其最終實益擁有人均爲國泰航空及其任何關連人士以外的獨立第三方。

(2) 所認購的飛機

波音飛機，即五架波音 777-300ER 型飛機。

於最後可行日期，公司的機隊共有一百零七架飛機，包括八十八架客機及十九架貨機。

(3) 代價

飛機基本價格包括機身價格、附加部件價格及發動機價格。波音飛機的飛機基本價格總計爲十四億美元。波音公司就波音飛機給予 CPAS 大幅價格優惠，可用作支付波音飛機的費用。該價格優惠乃雙方按公平原則磋商後釐定，因此波音飛機的實際代價較上述的飛機基本價格爲低。交易乃根據一般商業慣例磋商訂立。考慮 CPAS 購買飛機的一切相關因素，包括所購買飛機的類型、數量及付運期，交易中給予 CPAS 的價格優惠程度與 CPAS 於二零零五年飛機認購及二零零六年飛機認購中每次獲得的價格優惠相若。公司相信交易所獲價格優惠對公司整體營運成本的影響，相比於二零零五年飛機認購及二零零六年飛機認購每次所獲價格優惠的影響並無重大差異。購買飛機時披露飛機的基本價格而非實際價格，乃全球航空業的正常商業常規。披露實際代價將導致失去大幅價格優惠，因而對公司的交易成本造成重大負面影響，因此將不符合公司及股東的整體利益。公司已向聯合交易所申請豁免，使毋須嚴格遵守上市規則第 14.58(4) 及 14.64(4) 條有關披露波音飛機實際代價的規定。

(4) 付款及付運條款

購買每架波音飛機的代價須分六期以現金支付，首五期款額將於每架飛機付運前支付，佔代價相當大部分的餘款將於飛機付運時支付。公司預期於二零一一年接收波音飛機。

國泰航空有限公司

（於香港註冊成立的有限公司）

常務董事
白紀圖 （主席）
顏堅信
史樂山
鄧健榮
湯彥麟

非常務董事
陳南祿
郭鵬
范鴻齡
何禮泰
李家祥
莫偉龍
韋立邦
張蘭
張立憲（范鴻齡的代董事）

獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

註冊辦事處：
香港金鐘道八十八號
太古廣場二座
三十五樓

總辦事處：
香港大嶼山
香港國際機場
觀景路八號
國泰城北座七樓

各位股東：

須予披露交易
購買五架波音 777-300ER 型飛機

緒言

謹此提述公司二零零七年八月七日的公告，該公告內容有關 CPAS 與波音公司於二零零七年八月七日訂立的補充協議，根據該協議，CPAS 同意向波音公司購買五架波音 777-300ER 型飛機。

根據上市規則，交易構成公司一項須予披露交易。

本通函目的是載列交易的詳情。

上市規則	香港聯合交易所證券上市規則。
認購協議	由 CPAS 與波音公司於二零零五年十二月十四日訂立的飛機認購協議，根據該協議，CPAS 及波音公司分別同意購買及售出若干波音 777-300ER 型飛機。
標準守則	上市規則附錄十，即上市公司董事進行證券交易的標準守則。
證券及期貨條例	(香港法例第 571 章) 證券及期貨條例。
股東	公司的股東。
聯合交易所	香港聯合交易所有限公司。
補充協議	於二零零七年八月七日訂立的認購協議補充協議，根據該協議，CPAS 及波音公司分別同意購買及售出波音飛機。
交易	公司根據補充協議購買波音飛機。

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

二零零五年飛機認購	CPAS 根據認購協議購買十二架波音 777-300ER 型飛機，公司已就該協議刊發日期爲二零零五年十二月十四日的公告及向股東發出日期爲二零零五年十二月二十二日的通函。
二零零六年飛機認購	CPAS 以下的飛機認購： (a) 根據認購協議於二零零六年六月一日訂立的補充協議購買兩架波音 777-300ER 型飛機，公司已就該協議刊發日期爲二零零六年六月一日的公告及向股東發出日期爲二零零六年六月八日的通函；及 (b) 根據一份 CPAS 及波音公司於二零零六年六月二十二日訂立的採購協議購買六架波音 747-400ERF 型貨機，公司已就該協議刊發日期爲二零零六年六月二十二日的公告及向股東發出日期爲二零零六年六月二十九日的通函。
董事局	董事局。
波音飛機	CPAS 根據補充協議將購買的五架波音 777-300ER 型飛機。
波音公司	波音公司，一個根據美國德拉瓦州一般公司法籌組而存在的法團，其主要業務爲製造飛機。
國泰航空或公司	國泰航空有限公司，其主要業務爲營運定期航班服務。
CPAS	Cathay Pacific Aircraft Services Limited，一家在馬恩島註冊成立並由國泰航空全資擁有的公司，其主要業務爲提供飛機購買服務。
董事	國泰航空董事。
集團	國泰航空及其附屬公司。
最後可行日期	二零零七年八月十六日，即本通函付印前確認其中若干資料的最後可行日期。

目錄

此乃重要通函　請即處理

閣下如對本通函任何方面或對所要採取的行動有任何疑問，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有國泰航空有限公司股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

國泰航空有限公司

（於香港註冊成立的有限公司）

（股票代號：293）

須予披露交易

購買五架波音 777-300ER 型飛機

國泰航空公司

二零零七年八月二十二日

END